UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SIXX HOLDINGS, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

830135 10 9

(CUSIP Number)

Edward C. Bailey

Bailey and Bailey Restaurants, L.P.

13355 Noel Road, Suite 1820

Dallas, Texas 75240

(972) 233-9431

Copy to:

Joshua Mond

Godwin Pappas Langley Ronquillo, LLP

1201 Elm Street, Suite 1700

Dallas, Texas 75270

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830135 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bailey and Bailey Restaurants, L.P., 32-0173519

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,177,723

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,177,723

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,177,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.334%

14.	Type of Reporting Person (See Instructions) HC, PN

CUSIP No. 830135 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bailey Restaurants (GP), L.L.C., 30-0359884

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,177,723

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,177,723

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,177,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.334%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 830135 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward C. Bailey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,177,723

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,177,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,177,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.334%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 830135 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lee Ann Bailey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,177,723

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,177,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,177,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.334%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D ("Statement") relates to the common stock, par value  $0.01 per share ("Common Stock"), of Sixx Holdings, Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13355 Noel Road, Suite 1820,Dallas, Texas 75240.

Item 2.	Identity and Background

This Schedule 13D is being filed by Bailey and Bailey Restaurants, L.P. (“B&B”), Bailey Restaurants (GP), L.L.C., Edward C. Bailey and Lee Ann Bailey (collectively referred to herein as the “Reporting Persons”).  B&B is a Texas limited partnership, the principal business of which is to own and operate restaurants. The address of B&B’s principal office is 13355 Noel Road, Suite 1820, Dallas, Texas 75240. Bailey Restaurants (GP), L.L.C., a Texas limited liability company is the general partner and owner of 1% of the partnership interest of B&B. Edward C. Bailey and Lee Ann Bailey each individually own 50% of the membership interest of Bailey Restaurants (GP), L.L.C.  Edward C. Bailey and Lee Ann Bailey each individually own 49.5% of the partnership interest of B&B. B&B indirectly acquired 1,177,723 shares of Common Stock of the Issuer through its wholly owned subsidiary, Bailey Acquisitions, Inc., a Delaware corporation, which was subsequently merged into the Issuer.

Edward C. Bailey is President of ELB Enterprises of Dallas, L.P. which is in the business of owning and operating restaurants. The business address of Mr. Bailey and ELB Enterprises of Dallas, L.P. is 13355 Noel Road, Suite 1820, Dallas, Texas 75240.  Mr. Bailey is a citizen of the United States of America.

Lee Ann Bailey is Vice President and Secretary of ELB Enterprises of Dallas, L.P., which is in the business of owning and operating restaurants. The business address of Ms. Bailey and ELB Enterprises of Dallas, L.P. is 13355 Noel Road, Suite 1820, Dallas, Texas  75240. Ms. Bailey is a citizen of the United States of America.

The Reporting Persons have entered into a joint filing agreement, dated as of May 26, 2006, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 1,177,723 shares of Common Stock was $6,484,896 (the “Acquisition Price”). The Acquisition Price was paid with $1,784,896 in personal funds contributed by Edward C. Bailey to Bailey and Bailey Restaurants, L. P. and the balance of $4,700,000 was obtained through a loan to Bailey and Bailey Restaurants, L. P. from Wells Fargo Bank. Edward C. Bailey personally guaranteed the loan to Bailey and Bailey Restaurants, L. P.  from Wells Fargo Bank.

Item 4.	Purpose of Transaction

Pursuant to a Stock Purchase Agreement dated May 19, 2006, the Reporting Persons acquired 1,177,723 shares of Common Stock through Bailey Acquisitions, Inc. in order to obtain a 90.334% equity interest in the Issuer. The Stock Purchase Agreement further provides that immediately following closing and as a condition subsequent to the acquisition of shares, Bailey Acquisitions, Inc. shall effect a merger of itself with and into the Issuer, the effect of which shall result in B&B acquiring, as a result of the acquisition and merger, all of the issued and outstanding shares of the Issuer’s common stock at the same price per share.  As a result of its acquisition of 100% ownership of the Issuer pursuant to the terms of the transaction, B&B shall have the power to change the present Board of Directors and management of the Issuer, including the number or term of directors or to fill any existing vacancies on the Board. As a result of the transaction set forth in the Stock Purchase Agreement, the Issuer became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and the Issuer filed a Form 15 on May 23, 2006.  As a result of the termination of its registration, the Issuer ceased to be authorized to be quoted in an interdealer quotation system of a registered national securities association.

Item 5.	Interest in Securities of the Issuer

Bailey and Bailey Restaurants, L.P., the successor of its former wholly owned subsidiary, Bailey Acquisitions, Inc. which was merged with the Issuer, purchased and became the beneficial owner of an aggregate of 1,177,723 shares of Common Stock, representing approximately 90.334% of the outstanding Common Stock as of May 19, 2006.  By virtue of the fact that Bailey Restaurants (GP), L.L.C. is the general partner of Bailey and Bailey Restaurants, L.P., it may be deemed to be the beneficial owner, with the power to direct the vote and/or disposition of the 1,177,723 shares of Common Stock owned by Bailey and Bailey Restaurants, L.P.

Edward C. Bailey and Lee Ann Bailey each may also be deemed to beneficially own, and to share the power to vote and dispose of, the 1,177,723 shares of Common Stock owned by Bailey and Bailey Restaurants, L.P. by virtue of their joint ownership of Bailey and Bailey Restaurants, L.P. and Bailey Restaurants (GP), L.L.C.  Bailey Restaurants (GP), L.L.C., owns 1% of the partnership interest of Bailey and Bailey Restaurants, L.P. Edward C. Bailey and Lee Ann Bailey each individually own 50% of the membership interest of Bailey Restaurants (GP), L.L.C.  Edward C. Bailey and Lee Ann Bailey each also individually own 49.5% of the partnership interest of Bailey and Bailey Restaurants, L.P.

On May 19, 2006 the purchase of the 1,177,723 shares of Common Stock reported herein was effected pursuant to the terms of the Stock Purchase Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Stock Purchase Agreement dated May 19, 2006, the Reporting Persons acquired 1,177,723 shares of Common Stock through Bailey Acquisitions, Inc. in order to obtain a 90.334% equity interest in the Issuer. The Stock Purchase Agreement further required that immediately following closing and as a condition subsequent to the acquisition of shares, Bailey Acquisitions, Inc. effect a merger of itself with and into the Issuer, the effect of which resulting in B&B acquiring as a result of the acquisition and merger, all of the issued and outstanding shares of the Issuers common stock at the same price per share.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Joint Filing Agreement dated May 26, 2006 among the Reporting Persons.
Exhibit 99.2 Stock Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Bailey Restaurants (GP), L.L.C.

Date: May 26, 2006	By:	/s/ Edward C. Bailey
Edward C. Bailey, Manager

Bailey and Bailey Restaurants, L.P.

	By:	Bailey Restaurants (GP), L.L.C., its general partner

Date: May 26, 2006	By:	/s/ Edward C. Bailey
Edward C. Bailey, Manager

Date: May 26, 2006		/s/ Edward C. Bailey
Edward C. Bailey

Date: May 26, 2006		/s/ Lee Ann Bailey
Lee Ann Bailey